ClimateRock

50 Sloane Avenue

London, SW3 3DD, United Kingdom

April 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. David Gessert

Re:	ClimateRock
Registration Statement on Form S-1
Filed March 14, 2022 as amended
File No. 333-263542

Dear Mr. Gessert:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, ClimateRock hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5 p.m. ET on April 27, 2022, or as soon as practicable thereafter.

Very truly yours,

/s/ Per Regnarsson
Per Regnarsson
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP